SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D
                              (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                            (AMENDMENT NO.  )*

                         Ponder Industries, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                     (Title of Class and Securities)

                                732378104
                              (CUSIP Number)

                                 Copy to:

          Roger Bartlett                      Patrick J. Foye, Esq.
     Wood Gundy (London) Limited              Skadden, Arps et al.
     Cottons Centre, Cottons Lane               919 Third Avenue
     London, SE12QL United Kingdom           New York, New York  10022
          (44)(171) 234-7555                      (212) 735-2274
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                             October 1, 1997
         (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 732378104                 13D

------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Cameron Capital Ltd.
      I.R.S. # None
------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  (     )
                                          (b)  (     )
------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
       NUMBER OF                   0
        SHARES                ------------------------------------------
     BENEFICIALLY             (8)  SHARED VOTING POWER
       OWNED BY                    120,000
        EACH                  ------------------------------------------
      REPORTING               (9)  SOLE DISPOSITIVE POWER
       PERSON                       120,000
        WITH                  ------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      120,000
------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     (X)

------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.43%
------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IV
------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No. 732378104                 13D

------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Wood Gundy (London) Limited
      I.R.S. # None
------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  (     )
                                          (b)  (     )
------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom
------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
         NUMBER OF                 0
          SHARES              ------------------------------------------
       BENEFICIALLY           (8)  SHARED VOTING POWER
         OWNED BY                  132,500
           EACH               ------------------------------------------
        REPORTING             (9)  SOLE DISPOSITIVE POWER
          PERSON                   132,500
           WITH               ------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER
                                    0
------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,500
------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     (X)

------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.48%
------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IV
------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1: SECURITY AND ISSUER

            The Statement relates to the common stock, $.01 par value per share ("Common Stock"), of Ponder Industries, Inc. (the "Issuer"), which has its principal executive office at 5005 Riverway Drive, Suite 550, Houston, Texas 77056.

ITEM 2: IDENTITY AND BACKGROUND

      (a)   This statement is being filed by (i) Cameron Capital Ltd. and
      (ii) Wood Gundy (London) Limited ("WGL") (collectively, the "Reporting Persons"). Other persons who may be deemed to be members of a "group" with the Reporting Persons but who are not participating in this joint filing are (i) AG Superfund International Partners, L.P., (ii) The Gifford Fund, (iii) Darissco Diversified Investments, Inc., (iv) GAM Arbitrage, Inc., (v) KA Investments, LDC, (vi) Lake Management LDC, (vii) Leonardo, L.P.,
      (viii) Raphael, L.P., (ix) Richcourt $ Strategies, Inc., (x) The Tail Wind Fund and (xi) Windward Island Limited (the "Non-filers" and, together with the Reporting Persons, the "Investors").

            The Investors do not have any agreements among themselves concerning the acquisition, holding, voting or disposal of any securities of the Issuer, and therefore the Reporting Persons do not believe that the Investors constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The only agreement to which the Investors are parties relating to the Common Stock is the Settlement Agreement (as hereinafter defined), which provides for each of the Investors to receive shares of Common Stock and immediately exercisable warrants to purchase additional shares of Common Stock (the "Warrants"). To the extent that the Settlement Agreement, however, may be construed as an agreement which makes the Investors a "group" for Section 13(d) purposes, the Reporting Persons are filing this statement. Since the Investors do not have any other agreements among themselves concerning the transfer, holding, voting or disposal of the Common Stock or the Warrants, even if they are deemed to be a "group" due to the Settlement Agreement, the Reporting Persons believe that the Investors would cease to be a "group" upon receiving the Common Stock and the Warrants, and therefore would not have any further filing obligations after this statement. Thus, the filing of this statement should not be construed as an admission on the part of any of the Reporting Persons that it is the beneficial owner of any shares of Common Stock reported herein, or held by any of the Non-filers, that are not specifically attributed to it in the applicable cover page of this statement. In fact, pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons expressly disclaims that it is the beneficial owner of any shares of Common Stock reported herein, or held by any of the Non-filers, that are not specifically attributed to it in the applicable cover page of this statement.

            As used hereinafter, the term "Controlling Person" means, with respect to any Reporting Person that is a general partnership, limited partnership, syndicate or other group, (i) each partner of such general partnership, (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership, (iii) each member of such syndicate or group, and (iv) each person controlling such partner or member. With respect to any Reporting Person that is a corporation, the term "Controlling Person" means, (i) each executive officer and director of such corporation, (ii) each person controlling such corporation, and (iii) each executive officer and director of any corporation or other person ultimately in control of such corporation.

      (1)   Cameron is a corporation organized under the laws of Bermuda.

            The four directors of Cameron are:

            a)    Jeremy Peele
            b)    Nic Snelling
            c)    Dudley Cottingham
            d)    Arthur Morris

            The two executive officers of Cameron are:

            a)    Jeremy Peele (Chairman and Chief Executive Officer)
            b)    Nic Snelling (Chief Financial Officer)

            Cameron is wholly-owned by Cameron Trust, a discretionary trust domiciled in Bermuda (the "Trust"). The sole beneficiary of the Trust is Jeremy Peele, and the trustee of the Trust is Continental Management Ltd., whose directors include Dudley
      Cottingham and Arthur Morris.

            Jeremy Peele, Nic Snelling, Dudley Cottingham and Arthur Morris are British citizens.

      (2)   WGL is a corporation organized under the laws of the United
            Kingdom.

            The three directors of WGL are:

            a)    Ronald Lalonde
            b)    Anthony Porter
            c)    Shashi Tanna

            The three executive officers of WGL are:

            a)    Ronald Lalonde (Bank Executive)
            b)    Anthony Porter (Bank Executive)
            c)    Shashi Tanna (Bank Executive)

            Anthony Porter and Shashi Tanna are British Citizens. Ronald Lalonde is a Canadian Citizen.

      (b)

      (1) The address of the principal executive office of Cameron, and the business address of Jeremy Peele and Nic Snelling, is 10 Cavendish Road, Hamilton, Bermuda HM 19. The business address of Dudley Cottingham and Arthur Morris is Century House, Richmond Road, Hamilton, Bermuda.

      (2) The address of the principal executive office of WGL, and the business address of Ronald Lalonde, Anthony Porter and Shashi Tanna, is Cottons Centre, Cottons Lane, London SE12QL United Kingdom.

      (c)

      (1) The principal business of Cameron is investing in publicly traded securities. The principal occupation of Jeremy Peele is serving as Chairman and Chief Executive Officer of Cameron. The principal occupation of Nic Snelling is serving as Chief Financial Officer of Cameron. The principal occupation of Dudley Cottingham is serving as director of both Cameron and Continental Management Ltd.. The principal occupation of Arthur Morris is serving as director of both Cameron and Continental Management Ltd.. The principal business of Continental Management Ltd. is trust management services.

            The address of the principal business of Cameron, and of the principal place of employment of Jeremy Peele and Nic Snelling, is 10 Cavendish Road, Hamilton, Bermuda HM 19. The address of the principal place of employment of Dudley Cottingham and Arthur Morris is Century House, Richmond Road, Hamilton, Bermuda.

      (2) The principal business of WGL is marking name, whereby the company is responsible for the custody and administration of investments belonging to its customers. The principal occupation of each of Ronald Lalonde, Anthony Porter and Shashi Tanna is serving as a director and a Bank Executive of WGL.

            The address of the principal executive office of WGL, and the address of the principal place of employment of Ronald Lalonde, Anthony Porter and Shashi Tanna, is Cottons Centre, Cottons Lane, London SE12QL United Kingdom.

      (d) During the last five years, none of the Reporting Persons, or any of the Controlling Persons affiliated with the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons, or any of the Controlling Persons affiliated with the Reporting Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Investors received shares of Common Stock, and immediately exercisable Warrants, pursuant to a settlement agreement, dated September 26, 1997, by and among the Investors, the Issuer, Eugene L. Butler and Larry Armstrong (the "Settlement Agreement"). The Investors did not use funds to purchase the Common Stock; instead, each of the Investors converted the principal balance of the 8.0% convertible debentures of the Issuer, due April 26, 1999 (the "Convertible Debentures"), owned by it into shares of Common Stock, based on a conversion ratio of $0.60 per share of Common Stock, as set forth in the Settlement Agreement. The Investors did not use funds to purchase the Warrants either; instead, pursuant to the Settlement Agreement, the Issuer delivered, to each of the Investors, Warrants sufficient to purchase a number of shares of Common Stock equal to 15% of the principal balance of the Convertible Debentures owned by it, based on an exercise price of $1.00 per share of Common Stock. The outstanding principal balance of the Convertible Debentures owned by each of the Investors as of the date of the Settlement Agreement is set forth below:

                                                    Principal Balance of
      Investor                                     Convertible Debentures
      --------                                     ----------------------
      AG Superfund International Partners, L.P.       $  150,000.00
      The Gifford Fund                                $  750,000.00
      Cameron Capital Ltd.                            $  800,000.00
      Darissco Diversified Investments, Inc.          $  180,000.00
      GAM Arbitrage, Inc.                             $  250,000.00
      KA Investments, LDC                             $  150,000.00
      Lake Management LDC                             $  850,000.00
      Leonardo, L.P.                                  $1,250,000.00
      Raphael, L.P.                                   $  300,000.00
      Richcourt $ Strategies, Inc.                    $  200,000.00
      The Tail Wind Fund                              $  600,000.00
      Windward Island Limited                         $  150,000.00
      Wood Gundy (London) Limited                     $  750,000.00
                                                      -------------
      Total                                           $6,380,000.00

ITEM 4: PURPOSE OF TRANSACTION

            The Common Stock and the Warrants received by the Reporting Persons pursuant to the Settlement Agreement are intended by the Reporting Persons to be held solely for investment purposes. Except for the transactions involving the Common Stock and the Warrants reported in Item 5(c) herein, and except for the expectation that the Reporting Persons may from time to time purchase and/or sell shares of Common Stock or the Warrants (depending upon market conditions, availability or need for funds, and other factors personal to each such Reporting Person), none of the Reporting Persons has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of additional securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the start of business on Monday, October 13, 1997, the Reporting Persons may be deemed to beneficially own the following numbers of shares of Common Stock:

                                         Number of     Additional Shares
                                          Shares        Receivable Upon
                                        Personally        Exercise of
                   Name                    Owned         the Warrants        Percentage*
       ----------------------------   -------------    ------------------    -----------
1)     Cameron Capital Ltd.                     0            120,000            0.43

2)     Wood Gundy (London) Limited         20,000            112,500            0.48

------------
* Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 16,891,506 outstanding shares of Common Stock (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997, as filed on July 14, 1997), and as adjusted for the 10,633,333 shares of Common Stock issued, in the aggregate, to the Investors pursuant to the Settlement Agreement, and as adjusted on a pro forma basis for the potential issuance to the Investors of, in the aggregate, 957,000 shares of Common Stock pursuant to the Warrants.


            None of the Controlling Persons beneficially owns shares of Common Stock that are not already attributed to Reporting Persons herein.

      (b) Each of the Reporting Persons has sole dispositive discretion with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein. Each of the Reporting Persons shares voting power with the president of the Issuer, ex-officio, with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein.

            The current president of the Issuer is Eugene L. Butler ("Butler"). Butler's business address is 5005 Riverway Drive, Suite 550, Houston, Texas 77056. Butler's present principal occupation is president, chief executive officer and chairman of the board of directors of the Issuer. Butler is an American citizen. During the last five years, Butler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Butler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (c) Pursuant to the Settlement Agreement, on October 1, 1997 the Investors converted, at a conversion ratio of $0.60 per share of Common Stock, their Convertible Debentures into, in the aggregate, 10,633,333 shares of Common Stock, and also received Warrants for, in the aggregate, 957,000 shares of Common Stock, exercisable at a warrant price of $1.00 per share. Pursuant to the Settlement Agreement, the Investors received the following shares of Common
      Stock:

                                                          Additional Shares
                                                           Receivable Upon
                                       Number of Shares      Exercise of
                   Name                Personally Owned      the Warrants
       ----------------------------   ----------------    -----------------
1)     AG Superfund International            250,000             22,5000
         Partners, L.P.

2)     The Gifford Fund                    1,250,000             112,500

3)     Cameron Capital Ltd.                1,333,333             120,000

4)     Darissco Diversified                  300,000              27,000
       Investments, Inc.

5)     GAM Arbitrage, Inc.                   416,667              38,000

6)     KA Investments, LDC                   250,000              22,500

7)     Lake Management LDC                 1,416,667             127,500

8)     Leonardo, L.P.                      2,083,333             187,500

9)     Raphael, L.P.                         500,000              45,000

10)    Richcourt $ Strategies, Inc.          333,333              30,000

11)    The Tail Wind Fund                  1,000,000              90,000

12)    Windward Island Limited               250,000              22,500

13)    Wood Gundy (London) Limited         1,250,000             112,500


            In the 60 days prior to the start of business on Monday, October 13, 1997, the Reporting Persons effected the following transactions regarding the Common Stock:

                            Number of        Dollar Price per   Where and how
             Nature of      Shares of        Share of Common     transaction
   Date     Transaction    Common Stock           Stock           affected
--------    ----------   ---------------   ------------------   -------------
CAMERON
10/06/97       Sale           130,000              .59             NASDAQ
10/06/97       Sale           100,000              .63             NASDAQ
10/06/97       Sale            50,000              .66             NASDAQ
10/06/97       Sale            50,000              .69             NASDAQ
10/06/97       Sale            50,000              .69             NASDAQ
10/06/97       Sale            32,100              .72             NASDAQ
10/07/97       Sale            15,000              .81             NASDAQ
10/07/97       Sale            50,000              .78             NASDAQ
10/07/97       Sale            75,000              .81             NASDAQ
10/07/97       Sale            25,000              .84             NASDAQ
10/07/97       Sale            50,000              .88             NASDAQ
10/07/97       Sale            50,000              .91             NASDAQ
10/07/97       Sale            50,000              .94             NASDAQ
10/07/97       Sale            25,000              .97             NASDAQ
10/07/97       Sale           100,000              .94             NASDAQ
10/07/97       Sale            50,000              .97             NASDAQ
10/07/97       Sale            30,000              .94             NASDAQ
10/07/97       Sale            50,000              .94             NASDAQ
10/07/97       Sale            20,000              .94             NASDAQ
10/09/97       Sale            75,000              .91             NASDAQ
10/09/97       Sale             5,000              .94             NASDAQ
10/10/97       Sale            75,000              .94             NASDAQ
10/10/97       Sale            50,000              .97             NASDAQ
10/10/97       Sale            25,000              1.00            NASDAQ
10/10/97       Sale            50,000              1.06            NASDAQ
10/10/97       Sale            25,000              1.09            NASDAQ
10/13/97       Sale            10,000              1.50            NASDAQ
10/13/97       Sale            16,233              1.53            NASDAQ

WGL
10/06/97       Sale           600,000              .52             NASDAQ
10/06/97       Sale           100,000              .50             NASDAQ
10/07/97       Sale            95,000              .88             NASDAQ
10/07/97       Sale            50,000              .75             NASDAQ
10/08/97       Sale           155,000              .87             NASDAQ
10/08/97       Sale            70,000              .78             NASDAQ
10/09/97       Sale            65,000              .85             NASDAQ
10/09/97       Sale            25,000              .97             NASDAQ
10/10/97       Sale            60,000              1.02            NASDAQ
10/10/97       Sale            10,000              1.47            NASDAQ



      (d) AND (e) not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            In the spring of 1996, the Investors purchased the Convertible Debentures for an aggregate consideration of $10,950,000. The Convertible Debentures were convertible into Common Stock at a price equal to the lower of (a) 100% of the average Closing bid price of the Common Stock for the five trading days ending on April 26, 1996, or (b) 85% of the average closing bid price of the Common Stock for the five trading days immediately preceding the date of conversion. One-third of the Convertible Debentures became eligible for conversion on each of the dates beginning 45 days, 75 days and 105 days after April 30, 1996.

            In August 1996, Cameron Capital Ltd., and Lake Management LDC and KA Investments, LDC, filed separate lawsuits against the Issuer; each of the lawsuits were based on breach of contract claims arising from the Issuer's refusal to convert any of the outstanding Convertible Debentures into Common Stock. The Issuer filed counterclaims and third-party claims against each of the remaining Investors.

            The Investors entered into the Settlement Agreement with the Issuer, Butler and Larry Armstrong, the former president, chief executive officer and chairman of the board of directors of the Issuer ("Armstrong"), on September 26, 1997. The Settlement Agreement required each of the Investors to execute a Stipulation of Dismissal With Prejudice and Without Costs ("Dismissal"), which dismissed with prejudice all claims that it may have against the Issuer, Butler and Armstrong, and required each of the Issuer, Butler and Armstrong to execute a Dismissal with respect to all claims that each such person may have had against the Investors.

            The Settlement Agreement also required the Issuer to convert, at a conversion price of $0.60 a share, the Convertible Debentures held by each of the Reporting Persons into shares of Common Stock. Further, the Settlement Agreement required the Issuer to issue, to each of the Investors, Warrants sufficient to purchase a number of additional shares of Common Stock having an aggregate purchase price equal to 15% of the aggregate principal balance of the Convertible Debentures held by each such Investor, at a price of $1.00 per share.

            The Settlement Agreement also required each of the Investors, with respect to the receipt of the Common Stock and Warrants pursuant to the Settlement Agreement, to execute an irrevocable proxy granting the president of the Issuer, ex-officio, the right to vote such shares of Common Stock, and any shares of Common Stock issued pursuant to such Warrants, for the election of the persons nominated as directors by the board of directors of the Issuer at each annual or special meeting of shareholders of the Issuer. With respect to each such share of Common Stock, the proxy granted shall expire on the earlier of the tenth anniversary of the date of the Settlement Agreement or the transfer of such share.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT A
      The Settlement Agreement

      EXHIBIT B
      Form of the proxy granted to the president of the Issuer by each of the Investors

      EXHIBIT C
      Form of Warrant to purchase Common Stock

      EXHIBIT D
      Joint Filing Agreement



                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 1997                  CAMERON CAPITAL LTD.

                                          By: /s/ Nic Snelling
                                             ---------------------------
                                          Name: Nic Snelling
                                          Title: Chief Financial Officer


                                          WOOD GUNDY (LONDON) LIMITED

                                          By: /s/ Roger Bartlett
                                             ---------------------------
                                          Name: Roger Bartlett
                                          Title: Associate




                                                               EXHIBIT A

                     SETTLEMENT AGREEMENT AND RELEASE

            This Settlement Agreement and Release (the "Settlement Agreement") is made as of September 26, 1997 (the "Effective Date") by and among Ponder Industries, Inc. ("Ponder"), Eugene L. Butler ("Butler"), Larry Armstrong ("Armstrong") and all of the debenture holders listed in paragraph 1 below (each being referred to individually as "Investor" and all being referred to collectively as "Investors").

            In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Ponder, Butler, Armstrong, and the Investors agree as follows:

            1.  Unless otherwise noted, as used herein,

            "Claims" means all actions, causes of action, suits, debts, dues, sums of money, accounts, controversies, agreements, promises, variances, trespasses, damages, judgments, abstracts of judgments, liens, executions, claims, and demands, losses and liabilities, of every kind and nature, in law or equity, and in whatever form denominated, including without limitation claims, counterclaims, cross-claims and/or third party claims, related to or arising from the Debentures, the offering or subscription of the Debentures, or the subject matter of the Lawsuit that Ponder or the Investors asserted or could have asserted in the Lawsuit from the beginning of time to the Effective Date of this settlement.

            "Debentures" means Ponder Industries, Inc. 8% Convertible Debentures Due April 26, 1999, including without limitation the governing subscription agreement and all documents or agreements necessary or related thereto.

            "Investor" or "Investors" means, individually or collectively, AG Superfund International Partners, L.P., The Gifford Fund, Cameron Capital Ltd., Darissco Diversified Investments, Inc., GAM Arbitrage, Inc., KA Investments, LDC, Lake Management LDC, Leonardo, L.P., Raphael, L.P., Richcourt $ Strategies, Inc., The Tail Wind Fund, Windward Island Limited, and Wood Gundy London, Ltd.

            "Lawsuit" means all allegations and/or matters related to or contained in Civil Action No. 96-CV-9357T, Cameron Capital Ltd. v. Ponder Industries, Inc.., in the United States District Court for the Western District of New York, and in Civil Action No. 96-CV-6534T, Lake Management LDC and KA Investments LDC v. Ponder Industries, Inc., in the United States District Court for the Western District of New York.

            "Outstanding Unredeemed Balance" means, with respect to each of the following Investors, the following dollar amounts:

INVESTOR                                     OUTSTANDING UNREDEEMED BALANCE
--------                                     ------------------------------
AG Superfund International Partners, L.P.             $  150,000.00

The Gifford Fund                                      $  750,000.00

Cameron Capital Ltd.                                  $  800,000.00

Darissco Diversified Investments, Inc.                $  180,000.00

GAM Arbitrage, Inc.                                   $  250,000.00

KA Investments, LDC                                   $  150,000.00

Lake Management LDC                                   $  850,000.00

Leonardo, L.P.                                        $1,250,000.00

Raphael, L.P.                                         $  300,000.00

Richcourt $ Strategies, Inc.                          $  200,000.00

The Tail Wind Fund                                    $  600,000.00

Windward Island Limited                               $  150,000.00

Wood Gundy London, Ltd.                               $  750,000.00
                                                      -------------
                                                      $6,380,000.00
                                                      =============


            For the sake of convenience, the number of shares to be issued pursuant to paragraph 4 hereof are as follows:

INVESTOR                                        NUMBER OF SHARES
--------                                        ----------------
AG Superfund International Partners, L.P.            250,000

The Gifford Fund                                   1,250,000

Cameron Capital Ltd.                               1,333,333

Darissco Diversified Investments, Inc.               300,000

GAM Arbitrage, Inc.                                  416,667

KA Investments, LDC                                  250,000

Lake Management LDC                                1,416,667

Leonardo, L.P.                                     2,083,333

Raphael, L.P.                                        500,000

Richcourt $ Strategies, Inc.                         333,333

The Tail Wind Fund                                 1,000,000

Windward Island Limited                              250,000

Wood Gundy London, Ltd.                            1,250,000
                                                  ----------
                                                  10,633,333

            "Swartz" means Eric S. Swartz or any entity he directly or indirectly owns or controls, including without limitation Swartz
Investments L.L.C. and/or Swartz Investments, Inc., as well as any of their officers, directors, employees, partners, shareholders, representatives, subsidiaries or affiliates.

            2. Within two (2) business days after delivery to each Investor of the common stock certificates as required by paragraph 4 hereof and the 5-year non-callable warrants required by paragraph 6 hereof, counsel to each of the parties shall execute a Stipulation of Dismissal With Prejudice and Without Costs in the form attached as Exhibit "A" (the "Stipulation of Dismissal"), which will dismiss with prejudice all Claims of the parties to this Settlement Agreement against each other; provided, however, that neither Ponder nor the Investors are releasing or are dismissing any of their Claims against Swartz, and Ponder and the Investors expressly reserve and retain all such Claims. The fully-executed Stipulation of Dismissal shall be delivered to the law firm of Nixon, Hargrave, Devans & Doyle, attention: Carolyn G. Nussbaum, Esq., which will, within two (2) business days after receiving the same, cause it to be filed with the Court with an accompanying request that the Stipulation of Dismissal be "So Ordered" by the Court.

            3. Each of Ponder, Butler and Armstrong, on the one hand, and the Investors, on the other hand, together with each of their respective predecessors, successors, heirs, executors, administrators, assigns, parent companies, subsidiaries and affiliates, their past and present directors, officers, employees, agents, servants, attorneys, shareholders and/or partners hereby remise, release, acquit and forever discharge each other, and each other's respective predecessors, successors, heirs, executors, administrators, assigns, parent companies, subsidiaries and affiliates, their past and present directors, officers, employees, agents, attorneys (including without limitation each of the attorneys and law firms that appeared in the Lawsuit on behalf of any party to this Settlement Agreement), servants, shareholders, and/or partners from any and all Claims; provided, however, that each and all of the parties to this Settlement Agreement specifically preserve, and this release shall not apply to, any and all Claims that each or all of the parties hereto ever had, now have or hereafter can, shall or may have against Swartz; and provided further that the foregoing release shall not affect, waive, limit, modify or otherwise change in any manner the obligations or liabilities of any party under this Settlement Agreement or any instrument or agreement executed and delivered pursuant to this Settlement Agreement, which shall remain in full force and effect.

            4. Ponder agrees to convert, or cause to be converted, each Investor's Outstanding Unredeemed Balance and issue shares of Ponder common stock to each said Investor at a conversion price of $0.60/share, subject to adjustments for stock splits, reverse splits and the like, with no restrictions placed upon the sale of such common stock. Within three (3) business days of the Effective Date, Ponder shall cause to be delivered to the Investors certificates representing such freely tradable shares, without restrictions and bearing no legend. Ponder warrants that such shares will be unrestricted, freely tradable and will not bear any legend. Ponder further warrants that it will never interfere with or do anything intentionally to prevent, impede or delay any Investor's freely trading any shares issued pursuant to this Settlement Agreement, and Ponder acknowledges that this is a material representation on which each Investor will rely in executing this Settlement Agreement and without which no Investor would execute this Settlement Agreement. If, following the Effective Date, an Investor requests that the certificates representing such shares be reregistered in street or nominee name, and if Ponder's transfer agent fails to comply with such request within thirty days following such request, any release executed by such Investor shall be null and void, and such Investor shall no longer be bound by this Settlement Agreement, and as to such Investor this Settlement Agreement shall become null and void and shall have no further force and effect and neither this Settlement Agreement, any of its provisions, nor any of the negotiations and proceedings relating thereto: (a) shall be offered, received in evidence or otherwise used in the Lawsuit or in any other action or proceeding for any purpose, or (b) shall prejudice the rights of any of the parties hereto, who shall be restored to their respective positions immediately prior to the execution of this Settlement Agreement. Further, Ponder agrees that in the event subsequent transfers of such shares are prohibited or enjoined by order of any court or other governmental body, it shall, at its expense, upon the written request of Investors holding 10% or more of the Outstanding Unredeemed Balance, promptly file and cause to become effective a registration statement covering the resale of the shares of Ponder common stock issued to the Investors and the shares underlying the warrants held by the Investors, as described in paragraph 6 hereof. In such event, Ponder shall notify the other Investors and offer them the opportunity to participate in such registration. The other Investors shall have ten (10) days from the date of Ponder's notice to notify Ponder in writing of their desire to participate. Ponder shall be required to file only one registration statement pursuant to this paragraph (provided that it becomes effective).

            5. In conjunction with the issuance of the shares of Ponder common stock to the Investors, each Investor agrees to execute an irrevocable proxy, on behalf of itself and its principals and affiliates, granting the President of Ponder, ex-officio, the right to vote the shares of common stock issued to Investors pursuant to paragraphs 4 and 6 for the election of the persons nominated as Directors by the Board of Directors of Ponder at each annual or special meeting of stockholders of Ponder; provided, however, that Investors will not transfer or exchange their shares with anyone solely for the purpose of terminating any such proxy, and it is understood, without limitation, that a cash sale of shares to unaffiliated third-parties with no restrictions or contractual buyback rights is presumed not to be a transfer or exchange solely for the purpose of terminating such proxy; and provided further that this proxy shall expire on the earlier of the tenth anniversary of the effective date of this Settlement Agreement or the transfer or exchange of such shares in compliance with the preceding proviso.

            6. Within three (3) business days of the Effective Date, Ponder will deliver to each Investor 5-year non-callable warrants sufficient to purchase a number of additional shares of Ponder common stock having an aggregate purchase price equal to 15% of each Investor's Outstanding Unredeemed Balance at a price of $1.00/share, such shares to be unrestricted, freely tradable, unlegended and subject to the same provisions and protections described in paragraph 4 and with the same attendant registration rights described in paragraph 4 hereof. In the event that prior to the date upon which any or all of the warrants are exercised, Ponder shall (a) declare a dividend or make a distribution on the outstanding shares of its common stock in shares of common stock, (b) subdivide or reclassify the outstanding shares of its common stock into a greater number of shares, or (c) combine or reclassify the outstanding shares of its common stock into a smaller number of shares, then the terms of all outstanding warrants shall be adjusted accordingly. In the event that prior to the expiration of the warrants Ponder merges with or into, or all of the outstanding common stock of Ponder is acquired by, another person or entity, the terms of the warrants shall provide that the holders of the warrants shall have the right thereafter upon payment of the exercise price to purchase upon exercise of a warrant the kind and amount of securities or cash receivable upon such consolidation or merger had the warrant been exercised immediately prior to such action.

            7. The Investors agree (a) to assign to Ponder, to the maximum extent permitted by the law of whichever state Ponder selects to govern said assignments, any and all Claims they each may have against Swartz, and (b) to execute any and all documents Ponder may reasonably deem necessary to assign and prosecute at Ponder's expense such Claims; provided, however, that, in addition to paying expenses (including legal expenses) in connection with such cooperation and assistance, Ponder agrees to take steps to minimize any inconvenience or burden upon the Investors and agrees to maintain as confidential such assignments except as may be required by law or necessary for the prosecution or settlement of such Claims.

            8. In the event that any Person (a"Third Party"), including without limitation Swartz, asserts a claim against any or all of the Investors which seeks to require that such Investor(s) pay to such Third Party (by way of contribution, indemnification or otherwise, directly or indirectly) (a) an amount in respect of the sums paid by such Third Party to Ponder or an amount sought from such Third Party by Ponder, and (b) which in any way relates to the subject matter of the Lawsuit or this Settlement Agreement ("Third Party Claim"), then Ponder shall take whatever actions are necessary to cause the dismissal with prejudice of any/all such Third Party Claim(s), including, but not limited to, the dismissal of Ponder's claims against the Third Party to the extent contribution is sought against any or all of the Investors, within ten
(10) days of notice to Ponder of such Third Party Claim(s). In addition, in the event any such Third Party Claim(s) is/are asserted, Ponder hereby agrees to indemnify and hold harmless each and all of the Investors for all such amounts sought thereby, plus attorneys' fees, costs and expenses incurred by each and all of the Investors in connection with such Third Party Claim(s), up to the amount which Ponder has collected or seeks to collect from such Third Party(ies). In addition to the foregoing, it is agreed that the provisions of New York General Obligations Law Section 15-108 shall be applicable in their entirety to the settlement provided herein.

            9. Ponder warrants that it is solvent, that the transactions contemplated by this Settlement Agreement will not directly or indirectly result in its insolvency, and that it has no present plans or intention to file for or otherwise seek relief or protection under the bankruptcy laws of the United States. Ponder further warrants that, for a period ending 366 days after the Effective Date, if Ponder files a voluntary petition in bankruptcy, or otherwise has an order for relief entered under 11 U.S.C. ss. 101 et seq., Ponder shall, at the sole discretion and written request of the Investors, convert back to Debentures all or some of the shares issued hereunder (according to the Investors' Outstanding Unredeemed Balances as defined herein) and, to the extent Ponder may lawfully do so, restore the parties to the status quo ante in every respect.

            10. Ponder, Butler, Armstrong, and the Investors each represent that prior to the execution of this Settlement Agreement they have fully informed themselves of its terms, contents, conditions and effects and that no promise or representation of any kind has been made to them except as expressly stated in this Settlement Agreement. Ponder, Butler, Armstrong, and the Investors each represent that they have relied solely and completely upon their own judgment and the advice of their counsel in signing this Settlement Agreement and that this document represents and expresses the entire agreement by and among the Investors and Ponder, Butler and Armstrong concerning the subjects it purports to cover.

            11. Ponder, Butler and Armstrong represent and warrant to the Investors, and the Investors represent and warrant to Ponder, Butler and Armstrong that they have not sold, assigned, transferred, conveyed or otherwise disposed of any claim, demand, right or cause of action, relating to any matter which is covered by this Settlement Agreement, that each is the sole owner of such claim, demand, right or cause of action, and each has the power and authority and has been duly authorized to enter into and perform this Settlement Agreement, and that this agreement is the binding obligation of each, enforceable in accordance with its terms.

            12. Neither the execution of this Settlement Agreement nor anything herein contained is intended to be, nor shall be construed to be, an admission by Ponder, Butler and Armstrong or the Investors of any liability to the other, now, in the past or in the future, or an admission of the existence of facts upon which liability could be based. This Settlement Agreement is contractual and it has been entered into to compromise disputed claims and to avoid the uncertainty and expense of further litigation. This Settlement Agreement and each of its provisions and any orders of the Court relating to it shall not be offered or received in evidence in this Lawsuit or in any other action or proceeding or otherwise used as an admission or concession as to the merits of the Lawsuit or the liability of any nature on the part of any of the parties hereto except to enforce its terms.

            13. It is expressly understood and agreed that except for the persons and entities listed in paragraph 3 hereof as being released, there are no intended third party beneficiaries of this Settlement Agreement and that no persons other than the parties hereto shall have the rights and privileges to enforce the provisions of this Settlement Agreement.

            14. This Settlement Agreement may be amended, modified, waived or discharged only be mutual written agreement of the affected parties hereto. Any such amendment, modification, waiver or discharge shall not be deemed a waiver of any other provision of this Settlement Agreement unless so specified.

            15. Notwithstanding the place where this Settlement Agreement may be executed by any of the parties, or any other factor, all terms and provisions hereof shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed in that State and without regard to the principles of conflicts of laws thereof and any action brought to enforce, or otherwise arising out of this Settlement Agreement, shall be brought only in either a federal or state court sitting in the state of New York.

            16. The failure of a party to insist upon strict adherence to any of the terms of this Settlement Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Settlement Agreement.

            17. This Settlement Agreement and the Stipulation of
Dismissal together constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

            18. This Settlement Agreement may be executed in multiple originals or counterparts, each of which shall be deemed an original for all purposes, but all such counterparts together shall constitute one and the same instrument. Facsimile copies of this Settlement Agreement shall be considered originals for all purposes.

            19. Ponder, Butler, Armstrong, and the Investors hereby agree, on their behalf and on behalf of their agents, employees, and legal and other representatives that they each will keep confidential the terms of this settlement hereunder and the other terms of this Settlement Agreement, and that they will not disclose said terms to anyone other than their counsel of record. Notwithstanding the foregoing, nothing contained herein shall prevent the parties from responding to any inquiry about this settlement or its underlying facts and circumstances by the Securities and Exchange Commission, any self-regulatory organization or disclosing this Settlement Agreement or its terms if ordered to do so by a court of competent jurisdiction or if otherwise required to do so by law.

            20. The parties hereto agree to execute, have acknowledged and deliver to each other such other documents and instruments, if any, as may be necessary or appropriate to evidence or carry out the terms of this Settlement Agreement.

            21. This Settlement Agreement shall be deemed to have been mutually prepared by the parties hereto and shall not be construed against any of them solely by reason of authorship.

            22. This Settlement Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives and successors; provided, however, that no assignment by any party hereto shall operate to relieve such party of its obligations hereunder.

            IN WITNESS WHEREOF, the parties hereto have executed this Settlement Agreement as of the date herein written above.

Dated:  September 26, 1997

                              --------------------------------------
                              PONDER INDUSTRIES, INC.

                              By: /s/ Eugene L. Butler
                                 -----------------------------------
                                  EUGENE L. BUTLER


                              /s/ Eugene L. Butler
                              --------------------------------------
                              EUGENE L. BUTLER


                              /s/ Larry Armstrong
                              --------------------------------------
                              LARRY ARMSTRONG


                              --------------------------------------
                              CAMERON CAPITAL LTD.

                              By: /s/ Nic Snelling
                              --------------------------------------
                                  NIC SNELLING


                              --------------------------------------
                              AG SUPERFUND INTERNATIONAL
                                 PARTNERS, L.P.

                              By: /s/ Michael L. Gordon
                              --------------------------------------
                                  MICHAEL L. GORDON


                              --------------------------------------
                              GAM ARBITRAGE, INC.

                              By: /s/ Michael L. Gordon
                              --------------------------------------
                                  MICHAEL L. GORDON


                              --------------------------------------
                              LEONARDO, L.P.

                              By: /s/ Michael L. Gordon
                              --------------------------------------
                                  MICHAEL L. GORDON


                              --------------------------------------
                              RAPHAEL, L.P.

                              By: /s/ Michael L. Gordon
                              --------------------------------------
                                  MICHAEL L. GORDON


                              --------------------------------------
                              THE GIFFORD FUND

                              By: /s/ M.I. San Katsing
                              --------------------------------------
                                  M.I. SAN KATSING


                              --------------------------------------
                              DARISSCO DIVERSIFIED INVESTMENTS, INC.

                              By: /s/ David Katznelson
                              --------------------------------------
                                  DAVID KATZNELSON


                              --------------------------------------
                              KA INVESTMENTS, LDC

                              By: /s/ Edwin Dikali
                              --------------------------------------
                                  EDWIN DIKALI


                              --------------------------------------
                              LAKE MANAGEMENT LDC

                              By: /s/ Edwin Dikali
                              --------------------------------------
                                  EDWIN DIKALI


                              --------------------------------------
                              RICHCOURT $ STRATEGIES, INC.

                              By: /s/ David Nolan
                              --------------------------------------
                                  DAVID NOLAN


                              --------------------------------------
                              THE TAIL WIND FUND

                              By: /s/ Joan Sherry
                              --------------------------------------
                                  JOAN SHERRY


                              --------------------------------------
                              WINDWARD ISLAND LIMITED

                              By: /s/ J.D. Hassan
                              --------------------------------------
                                  J.D. HASSAN


                              --------------------------------------
                              WOOD GUNDY LONDON, LTD.

                              By: /s/ M.J. Gleeson
                              --------------------------------------
                                  M.J. GLEESON






                                                                EXHIBIT B

                         PONDER INDUSTRIES, INC.

                            IRREVOCABLE PROXY

            The undersigned stockholder of Ponder Industries, Inc., a Delaware corporation (the "Company"), hereby appoints the President of the Company, ex-officio, as proxy of the undersigned with full power of substitution to vote for each share issued pursuant to paragraphs 4 and 6 of that certain Settlement Agreement and Release dated September 26, 1997 (the "Settlement Agreement" and the "Share" or the "Shares") in any election of directors of the Company at any annual meeting or special meeting of stockholders of the Company held at any time prior to September 26, 2007, and at any adjournment thereof, the number of votes which the undersigned would be entitled to cast if personally present.

            This proxy is irrevocable and coupled with an interest and is given to the President of the Company, ex-officio, pursuant to the Settlement Agreement to which this proxy is subject, including the limitations on the use hereof as described therein. This proxy shall continue in effect as to each such Share under the first to occur of (1) a bona fide sale, transfer or exchange of that Share, it being understood that a "bona fide sale, transfer or exchange" shall expressly include any cash sale of the Shares to unaffiliated third parties with no restrictions, or (2) until September 26, 2007.


                              ___________________________________________
                              By:


                              ___________________________________________
                              Signature of Stockholder(s)


                              Dated: ______________________________, 1997







                                                                  EXHIBIT C

THIS WARRANT AND THE SHARES OF COMMON STOCK OF PONDER INDUSTRIES, INC. TO BE ISSUED UPON ANY EXERCISE OF THE WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL, SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED.

                                 WARRANT

                            to Purchase Shares

                                    of

                               Common Stock

                                    of

                         PONDER INDUSTRIES, INC.

                            September 26, l997

      This certifies that, for value received, [                  ]
and any subsequent transferee of this Warrant (each, a "Holder") is entitled to purchase, subject to the provisions of this Warrant, from
Ponder Industries, Inc. (the "Issuer") at any time or from time to time on or after the date hereof and on or before September 26, 2002 (the
"Expiration Date"), [        ] [(        )] fully paid and nonassessable
shares of common stock (the "Common Stock"), of the Issuer at an exercise price of One Dollar ($1.00) per share, subject to adjustment pursuant to the terms hereunder (the "Exercise Price") (such shares of Common Stock and other securities issued and issuable upon exercise of this Warrant sometimes are referred to herein as the "Warrant Shares").

      Section 1) Definitions. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Settlement
Agreement and Release (the "Settlement Agreement") dated September 26, l997 between and among the Holder, the Issuer and certain other entities and individual parties thereto.

      Section 2)  Exercise of Warrant.

      (a) Subject to the provisions hereof, this Warrant may be exercised, in whole or in part, but not as to a fractional share, at any time or from time to time on or after the date hereof and on or before the Expiration Date, by presentation and surrender hereof to the Issuer at the address which, in accordance with the provisions of Section 9 hereof, is then effective for notices to the Issuer, with the Election to Purchase Form annexed hereto as Schedule One, duly executed and accompanied by payment to the Issuer as further set forth below in this
Section 2, for the account of the Issuer, of the Exercise Price for the number of Warrant Shares specified in such form. If this Warrant should be exercised in part only, the Issuer shall, upon surrender of this Warrant, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder. The Issuer shall maintain at its principal place of business a register for the registration of this Warrant and registration of transfer of this Warrant. The Exercise Price for the number of Warrant Shares specified in the Election to Purchase Form shall be payable in United States Dollars by certified or official bank check payable to the order of the Issuer or by wire transfer of immediately available funds to an account specified by the Issuer for that purpose.

      (b) Certificates representing Warrant Shares shall bear the following restrictive legend:

          "The shares represented by this certificate have not been registered under the Securities Act of l933, as amended (the "Securities Act"). They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the securities under the Securities Act is in effect or (ii) the corporation has received an opinion of counsel, which opinion is satisfactory to the corporation, to the effect that such registration is not required under the Securities Act."

      (c) Notwithstanding any provisions herein to the contrary, if the Fair Market Value (hereinafter defined) of one share of Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Issuer together with the properly endorsed Notice of Exercise and notice of such election in which event the Issuer shall issue to the Holder a number of shares of Common Stock computed using the following formula:

                    X = Y (A-B)
                        -------
                    A

          Where     X =   the number of shares of Common Stock to be issued
                          to the Holder

                    Y = the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

                    A = the Fair Market Value of one share of the Issuer's Common Stock (at the date of such calculation)

                    B = Exercise Price (as adjusted to the date of such calculation)

          For purposes of the above calculation, Fair Market Value of one share of Common Stock shall be the average closing bid price (as reported by The Nasdaq Stock Market) of the Issuer's Common Stock for the five (5) consecutive trading days ending on the trading day immediately preceding the date of the Election to Purchase.

      Section 3) Reservation of Shares; Preservation of Rights of Holder. The Issuer hereby agrees that there shall be reserved for issuance and/or delivery upon exercise of this Warrant, such number of Warrant Shares as shall be required for issuance or delivery upon exercise of this Warrant. The Warrant surrendered upon exercise shall be canceled by the Issuer. After the Expiration Date, no shares of Common Stock shall be subject to reservation in respect of this Warrant. The Issuer further agrees (i) that it will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observation or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (ii) promptly to take such action as may be required of the Issuer to permit the Holder to exercise this Warrant and the Issuer duly and effectively to issue shares of its Common Stock or other securities as provided herein upon the exercise hereof, and (iii) promptly to take all action required or provided herein to protect the rights of the Holder granted hereunder against dilution. Without limiting the generality of the foregoing, should the Warrant Shares at any time consist in whole or in part of shares of capital stock having a par value, the Issuer agrees that before taking any action which would cause an adjustment of the Exercise Price so that the same would be less than the then par value of such Warrant Shares, the Issuer shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of such Common Stock at the Exercise Price as so adjusted. The Issuer further agrees that it will not establish a par value for its Common Stock while this Warrant is outstanding in an amount greater than the Exercise Price.

      Section 4) Exchange, Transfer, Assignment or Loss of Warrant. Any attempted transfer of this Warrant, the Warrant Shares or any new Warrant not in accordance with this Section shall be null and void, and the Issuer shall not in any way be required to give effect to such transfer. No transfer of this Warrant shall be effective for any purpose hereunder until (i) written notice of such transfer and of the name and address of the transferee has been received by the Issuer, and (ii) the transferee shall first agree in a writing deposited with the Secretary of the Issuer to be bound by all the provisions of this Warrant. Upon surrender of this Warrant to the Issuer by any transferee authorized under the provisions of this Section 4, the Issuer shall, without charge, execute and deliver a new Warrant registered in the name of such transferee at the address specified by such transferee, and this Warrant shall promptly be canceled. The Issuer may deem and treat the registered holder of any Warrant as the absolute owner thereof for all purposes, and the Issuer shall not be affected by any notice to the contrary. Any Warrant, if presented by an authorized transferee, may be exercised by such transferee without prior delivery of a new Warrant issued in the name of the transferee.

      Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Issuer will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute a separate contractual obligation on the part of the Issuer, whether or not the Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

      Section 5) Rights of Holder. Neither a Holder nor his transferee by devise or the laws of descent and distribution or otherwise shall be, or have any rights or privileges of, a stockholder of the Issuer with respect to any Warrant Shares, unless and until certificates representing such Warrant Shares shall have been issued and delivered thereto.

      Section 6) Adjustments in Exercise Price and Warrant Shares. The Exercise Price and Warrant Shares shall be subject to adjustment from time to time as provided in this Section 6.

      (d) If the Issuer is recapitalized through the subdivision or combination of its outstanding shares of Common Stock into a larger or smaller number of shares, the number of shares of Common Stock for which this Warrant may be exercised shall be increased or reduced, as of the record date for such recapitalization, in the same proportion as the increase or decrease in the outstanding shares of Common Stock, and the Exercise Price shall be adjusted so that the aggregate amount payable for the purchase of all Warrant Shares issuable hereunder immediately after the record date for such recapitalization shall equal the aggregate amount so payable immediately before such record date.

      (e) If the Issuer declares a dividend on Common Stock, or makes a distribution to holders of Common Stock, and such dividend or distribution is payable or made in Common Stock or securities convertible into or exchangeable for Common Stock, or rights to purchase Common Stock or securities convertible into or exchangeable for Common Stock, the number of shares of Common Stock for which this Warrant may be exercised shall be increased, as of the record date for determining which holders of Common Stock shall be entitled to receive such dividend or distribution, in proportion to the increase in the number of outstanding shares (and shares of Common Stock issuable upon conversion of all such securities convertible into Common Stock) of Common Stock as a result of such dividend or distribution, and the Exercise Price shall be adjusted so that the aggregate amount payable for the purchase of all the Warrant Shares issuable hereunder immediately after the record date for such dividend or distribution shall equal the aggregate amount so payable immediately before such record date.

      (f) If the Issuer declares a dividend on Common Stock (other than a dividend covered by subsection (b) above) or distributes to holders of its Common Stock, other than as part of its dissolution or liquidation or the winding up of its affairs, any shares of its capital stock, any evidence of indebtedness or any cash or other of its assets (other than Common Stock or securities convertible into or exchangeable for Common Stock), the Holder shall receive notice of such event as set forth in
Section 8 below.

      (g) In case of any consolidation of the Issuer with, or merger of the Issuer into, any other corporation (other than a consolidation or merger in which the Issuer is the continuing corporation and in which no change occurs in its outstanding Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Issuer, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Issuer, except where the Issuer is the surviving entity and no change occurs in its outstanding Common Stock), the corporation formed by such consolidation or the corporation resulting from such merger or the corporation which shall have acquired such assets or securities of the Issuer, as the case may be, shall execute and deliver to the Holder simultaneously therewith a new Warrant, satisfactory in form and substance to the Holder, together with such other documents as the Holder may reasonably request, entitling the Holder thereof to receive upon exercise of such Warrant the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer, or exchange of securities, or upon the dissolution following such sale or other transfer, by a holder of the number of shares of Common Stock purchasable upon exercise of this Warrant immediately prior to such consolidation, merger, sale, transfer, or exchange. Such new Warrant shall contain the same basic other terms and conditions as this Warrant and shall provide for adjustments which, for events subsequent to the effective date of such written instrument, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The above provisions of this paragraph (d) shall similarly apply to successive consolidations, mergers, exchanges, sales or other transfers covered hereby.

      (h) If the Issuer shall, at any time before the expiration of this Warrant, sell all or substantially all of its assets and distribute the proceeds thereof to the Issuer's stockholders, the Holder shall, upon exercise of this Warrant have the right to receive, in lieu of the shares of Common Stock of the Issuer that the Holder otherwise would have been entitled to receive, the same kind and amount of assets as would have been issued, distributed or paid to the Holder upon any such distribution with respect to such shares of Common Stock of the Issuer had the Holder been the holder of record of such shares of Common Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution. If any such distribution results in any cash distribution in excess of the Exercise Price provided by this Warrant for the shares of Common Stock receivable upon exercise of this Warrant, the Holder may, at the Holder's option, exercise this Warrant without making payment of the Exercise Price and, in such case, the Issuer shall, upon distribution to the Holder, consider the Exercise Price to have been paid in full and, in making settlement to the Holder, shall obtain receipt of the Exercise Price by deducting an amount equal to the Exercise Price for the shares of Common Stock receivable upon exercise of this Warrant from the amount payable to the Holder.

      (i) If an event occurs which is similar in nature to the events described in this Section 6, but is not expressly covered hereby, the Board of Directors of the Issuer shall make or arrange for an equitable adjustment to the number of Warrant Shares and the Exercise Price.

      (j) The term "Common Stock" shall mean the Common Stock of the Issuer as the same exists at the date hereof or as such stock may be constituted from time to time, except that for the purpose of this
Section 6, the term "Common Stock" shall include any stock of any class of the Issuer which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer and which is not subject to redemption by the Issuer.

      (k) The Issuer shall retain a firm of independent public accountants of recognized standing (who may be any such firm regularly employed by the Issuer) to make any computation required under this
Section 6, and a certificate signed by such firm shall be conclusive evidence of the correctness of any computation made under this Section 6.

      (l) Whenever the number of Warrant Shares or the Exercise Price shall be adjusted as required by the provisions of this Section 6, the Issuer forthwith shall file in the custody of its secretary or an assistant secretary, at its principal office, and furnish to each Holder hereof, a certificate prepared in accordance with paragraph (h) above, showing the adjusted number of Warrant Shares and the adjusted Exercise Price and setting forth in reasonable detail the circumstances requiring the adjustments.

      (m) Notwithstanding any other provision, this Warrant shall be binding upon and inure to the benefit of any successors and assigns of the Issuer.

      (n) No adjustment in the Exercise Price in accordance with the provisions of this Section 6 need be made if such adjustment would amount to a change in such Exercise Price of less than $.01; provided however, that the amount by which any adjustment is not made by reason of the provisions of this paragraph (k) shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

      (o) If an adjustment is made under this Section 6 and the event to which the adjustment relates does not occur, then any adjustments in accordance with this Section 6 shall be readjusted to the Exercise Price and the number of Warrant Shares which would be in effect had the earlier adjustment not been made.

      Section 7) Taxes on Issue or Transfer of Common Stock and Warrant. The Issuer shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities on the exercise of this Warrant. The Issuer shall not be required to pay any tax which may be payable in respect of any transfer of this Warrant or in respect of any transfers involved in the issue or delivery of shares or the exercise of this Warrant in a name other than that of the Holder and the person requesting such transfer, issue or delivery shall be responsible for the payment of any such tax (and the Issuer shall not be required to issue or deliver said shares until such tax has been paid or provided for).

      Section 8) Notice of Adjustment. So long as this Warrant shall be outstanding, (a) if the Issuer shall propose to pay any dividends or make any distribution upon the Common Stock, or (b) if the Issuer shall offer generally to the holders of Common Stock the right to subscribe to or purchase any shares of any class of Common Stock or securities convertible into Common Stock or any other similar rights, or (c) if there shall be any proposed capital reorganization of the Issuer in which the Issuer is not the surviving entity, recapitalization of the capital stock of the Issuer, consolidation or merger of the Issuer with or into another corporation, sale, lease or other transfer of all or substantially all of the property and assets of the Issuer, or voluntary or involuntary dissolution, liquidation or winding up of the Issuer, or
(d) if the Issuer shall give to its stockholders any notice, report or other communication respecting any significant or special action or event, then in such event, the Issuer shall give to the Holder, at least ten (10) days prior to the relevant date described below, a notice containing a description of the proposed action or event and stating the date or expected date on which a record of the Issuer's stockholders is to be taken for any of the foregoing purposes, and the date or expected date on which any such dividend, distribution, subscription, reclassification, reorganization, consolidation, combination, merger, conveyance, sale, lease or transfer, dissolution, liquidation or winding up is to take place and the date or expected date, if any is to be fixed, as of which the holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such event.

      Section 9) Notice. Any notice to be given or to be served upon any party in connection with the Warrant must be in writing and will be deemed to have been given and received upon confirmed receipt, if sent by facsimile, or two (2) days after it has been submitted for delivery by Federal Express or an equivalent carrier, charges prepaid and addressed to the following addresses with a confirmation of delivery:

      If to the Issuer, to:

          Ponder Industries, Inc.
          511 Commerce Road
          Post Office Drawer 2229
          Alice, Texas 78333
          Attn:  Eugene L. Butler
          Telephone: (512) 664-5831
          Facsimile:  (512) 664-8451

      If the Holder, to:






Any party may, at any time by giving notice to the other party, designate any other address in substitution of an address established pursuant to the foregoing to which such notice will be given.

      Section 10. Registration Rights. The Holder shall be entitled to the benefit of the registration rights set forth in the Settlement Agreement.

      Section 11. Governing Law; Choice of Forum. This Warrant shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed in that State and without regard to the principles of conflicts of laws thereof, and any action brought to enforce, or otherwise arising out of this Warrant, shall be brought only in either a federal or state court sitting in the State of New York.

                         [signature page follows]





Dated:  [         ], l997


                          PONDER INDUSTRIES, INC.

                          By:__________________________

                          Name: Eugene L. Butler

                          Title: Chairman & Chief Executive Officer

ATTEST:

----------------------------
  Shirley Meyer, Secretary



      [Signature Page to Warrant to Purchase Shares of Common Stock
                       of Ponder Industries, Inc.]





                                                            Schedule One

                           ELECTION TO PURCHASE

      The undersigned hereby irrevocably elects to exercise this Warrant and to purchase _______ shares of Ponder Industries, Inc. Common Stock issuable upon the exercise of this Warrant, and requests that certificates for such shares be issued in the name of:

_________________________________________________________________________
                                  (Name)

_________________________________________________________________________
                                (Address)

_________________________________________________________________________
             (United States Social Security or other taxpayer
                    identifying number, if applicable)

and, if different from above, be delivered to:

_________________________________________________________________________
                                  (Name)

_________________________________________________________________________
                                (Address)

and, if the number of Warrant Shares so purchased are not all of the Warrant Shares issuable upon exercise of this Warrant, that a Warrant to purchase the balance of such Warrant Shares be registered in the name of, and delivered to, the undersigned at the address stated below.

Date: ______________  ___,  ____


Name of Registered Owner: ___________________________________

_________________________________________________________________________

Address: ________________________________________________________________

_________________________________________________________________________

Signature: ______________________________________________________________






                                                                 EXHIBIT D

                         JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(f)(1)

          The undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledges that each of the undersigned shall be responsible for the timely filing of this statement on Schedule 13D, and of such subsequent amendments, and for the completeness and accuracy of the information concerning it contained herein, and in subsequent amendments, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 14, 1997        CAMERON CAPITAL LTD.

                               By:  /s/ Nic Snelling
                                  ---------------------------------------
                               Name:  Nic Snelling
                               Title: Chief Financial Officer


                               WOOD GUNDY (LONDON)  LIMITED

                               By:  /s/ Roger Bartlett
                                  ---------------------------------------
                               Name:  Roger Bartlett
                               Title: Associate